

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2019

Max Rockwell
Chief Executive Officer
Gulf Chronic Care Inc.
12465 South Fort St.
Draper, Utah 84020

> **Re: Gulf Chronic Care Inc.**
> **Amendment No. 2 to Offering Statement On Form 1-A**
> **Filed April 18, 2019**
> **File No. 024-10975**

Dear Mr. Rockwell:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

Amendment No. 2 to Form 1-A

Exhibits

1. We reissue prior comment 2. Please file as exhibits to the offering statement all exhibits required by Paragraph 12 of Item 17 of Form 1-A, including, as examples, the legal opinion required as Exhibit 12 and the correspondence required as Exhibit 15(a). We note that you included a form of legal opinion in your correspondence but did not file it as an exhibit or revise your exhibit index. It also is unclear how you determined that the correspondence submitted on March 19, 2019, and April 1, 2019 does not need to be filed as exhibits as each of those letters reference the draft offering statement. Please advise or file the correspondence as previously requested.

Max Rockwell
Gulf Chronic Care Inc.
April 24, 2019
Page 2

        You may contact Suying Li at 202-551-3335 or Joel Parker, Senior Assistant Chief
Accountant at 202-551-3651 if you have questions regarding comments on the financial
statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Howell,
Special Counsel, at 202-551-3357 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Beverages, Apparel and
                                                Mining

cc: Jack Brannelly, Esq.